SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 or 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April 28, 2006	Commission File Number: 333-06552

TEMBEC INC.
(Exact name of the registrant as specified in its charter)

QUEBEC, CANADA
(Jurisdiction of Incorporation or Organization)

800 René-Lévesque Boulevard West, Suite 1050
Montréal, Québec H3B 1X9
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): N/A

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

April 28, 2006

TEMBEC INC. (s) Antonio Fratianni
Name: Antonio Fratianni
Title: Vice President, General Counsel and Corporate
Secretary

List of Exhibits

99.1	Press Release – Tembec Announces Board member resignation

99.2	Press Release – Tembec to shut down indefinitely its Smooth Rock Falls, Ontario pulp mill